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^ (ALSO ADMITTED IN CALIFORNIA) ♦(ALSO ADMITTED IN ENGLAND & WALES) *(ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYERS Z. JULIE GAO (CALIFORNIA) BRADLEY A. KLEIN (ILLINOIS)		BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

March 9, 2018

VIA EDGAR

Mr. Larry Spirgel

Mr. Paul Fischer

Mr. Terry French

Ms. Christie Wong

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 OneSmart International Education Group Limited

(CIK No. 0001722380)
Registration Statement on Form F-1 (File No.: 333-223406)

Dear Mr. Spirgel, Mr. Fischer, Mr. French and Ms. Wong:

On behalf of our client, OneSmart International Education Group Limited (formerly named as OneSmart Education Group Limited), a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on March 2, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated March 7, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

The Company plans to file an amendment to the Form F-1 containing the estimated offering size and price range on or about March 16, 2018, and commence the marketing activities thereafter.  The Company would appreciate the Staff’s continued support and assistance to achieve this timeline.

Registration Statement on Form F-1, file no. 333-223406, filed on March 2, 2018

Failure to adequately and promptly respond to changes in examination systems..., page 23

1.                                      Please revise paragraph three to specifically address the anticipated impact of the February 13, 2018 General Office of the Ministry of Education promulgation on your programs, including mathematics classes under “Happy Math,” and English classes under “FasTrack English” and “OneSmart Elite English.”

The Company respectfully advises the Staff that the Notice on Alleviating After-School Burden on Primary and Middle School Students and Imposing Special Administration on After-School Training Institutions, or the Alleviating After-School Burden Notice, prohibits, among other things, after-school training institutions from inappropriately increasing the difficulties of the content of the courses, accelerating the after-school training course content beyond student’s level, emphasizing exam-oriented teaching methods, or hosting standard grade examinations and competitions among primary and middle school students. The Company does not conduct any of the prohibited activities, and it believes its current programs will not be directly impacted by the Notice. However, since the Alleviating After-School Burden Notice provides that primary and middle schools are strictly prohibited from setting admission criteria based on students’ post-tutoring performance at after-school training institutions, students and their parents may be less motivated to enroll in the Company’s primary and middle school entrance exam related courses, including those for mathematics and English.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Registration Statement.

Other Income, page 88

2.                                      We note your response to prior Comment 3. Please revise to state the company’s belief that the increase in government subsidies during the referenced period is not reflective of a known trend.

The Company respectfully acknowledges the Staff’s comment and revised the disclosure on page 88 of the Registration Statement.

Notice of Alleviating After-School Study Burden on Primary and Middle School Students, page 136

3.                                      Please revise to state the number of your institutions that are currently in compliance with the February 13 promulgation, and those that will need to complete all rectification before the end of 2018. To the extent determinable, please indicate the costs associated with the steps necessary to rectify, either here or in your related risk factor disclosures.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 22 and 136 of the Registration Statement. As the Alleviating After-School Burden Notice was only recently promulgated, there is no implementation guidance specifying the rectification steps for any compliance deficiency thereunder, it is difficult for the Company to determine the costs associated with any required rectification.

General

We note that you have updated several of your third party statements to more recent dates (e.g., Frost & Sullivan’s 2017 statement regarding the premium K-12 after-school education market in China reaching RMB94.6 billion on page 3 of your registration statement). Please provide us with supplemental support for this statement and any other updated statements.

In response to the Staff’s comment, the Company encloses as Annex I an index that sets forth the relevant supplemental portions of the industry and market data from Frost & Sullivan and page numbers of the Registration Statement where such information appears, with cross-references to marked copies of the underlying supporting materials.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Xi Zhang, Chairman and Chief Executive Officer, OneSmart International Education Group Limited

Dong Li, Chief Financial Officer, OneSmart International Education Group Limited

John Qian, Partner, Ernst & Young Hua Ming LLP

Chris K.H. Lin, Esq., Simpson Thacher & Bartlett LLP

Annex I

An Index to the Supporting Materials